                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934


                      DRUMMOND FINANCIAL CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)


                       Common Stock, $0.01 Par Value
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                               126 60E 105
--------------------------------------------------------------------------
                              (CUSIP Number)


            Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                         Telephone (3531) 679 1688
--------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               July 1, 2000
--------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].


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                                                         Page 2 of 7 Pages

CUSIP No.  126 60E 105
         ----------------------

1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above
      Persons

            MFC Bancorp Ltd.
      --------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)   [    ]
      (b)   [    ]

3)    SEC Use Only  ------------------------------------------------------

4)    Source of Funds       AF
                       ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------

6)    Citizenship or Place of Organization        Yukon Territory, Canada
                                            ------------------------------

      Number of             (7)  Sole Voting Power       95,000
      Shares Bene-                                ------------------------
      Ficially              (8)  Shared Voting Power     1,249,250
      Owned by                                      ----------------------
      Each Reporting        (9)  Sole Dispositive Power  95,000
      Person                                           -------------------
      With                  (10) Shared Dispositive Power   1,249,250
                                                         -----------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,344,250
      ----------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      --------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    49.4%
                                                        ------------------

14)   Type of Reporting Person                CO
                              --------------------------------------------


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                                                         Page 3 of 7 Pages

CUSIP No.  126 60E 105
         ------------------------

1)    Names of Reporting Persons/I.R.S. Identification Nos. of Above
      Persons

            Sutton Park International Limited
      --------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)  [    ]
      (b)  [    ]

3)    SEC Use Only  ------------------------------------------------------

4)    Source of Funds    WC
                     -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------

6)    Citizenship or Place of Organization     British Virgin Islands
                                          --------------------------------

      Number of                 (7)  Sole Voting Power    0
      Shares Bene-                                    --------------------
      Ficially                  (8)  Shared Voting Power   308,350
      Owned by                                          ------------------
      Each Reporting            (9)  Sole Dispositive Power   0
      Person                                               ---------------
      With                      (10) Shared Dispositive Power  308,350
                                                             -------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person 308,350
                                                                  --------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      --------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    11.3%
                                                        ------------------

14)   Type of Reporting Person           CO
                              --------------------------------------------


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                                                         Page 4 of 7 Pages


ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond Financial Corporation ("Drummond"), a Delaware corporation, having a principal executive office at 17 Dame Street, Dublin 2, Ireland.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and Sutton Park International Limited ("Sutton Park"). MFC operates in the financial services segment and has a principal business and office address at 17 Dame Street, Dublin 2, Ireland. Sutton Park is a wholly-owned operating company of MFC and has a registered address at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2 and 3 of this
Schedule 13D/A for the jurisdiction of organization of MFC and Sutton
Park.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Sutton Park. Sanne Secretaries Limited ("Sanne") is the corporate secretary of Sutton Park and is a corporation organized pursuant to the laws of Jersey. Sanne operates as a corporate secretary and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


NAME                      RESIDENCE OR                  PRINCIPAL                 CITIZENSHIHP
                        BUSINESS ADDRESS               OCCUPATION
----                    ----------------               ----------                 ------------

Michael J. Smith        17 Dame Street
                        Dublin 2                 Director, President and Chief      British
                        Ireland                  Executive Officer of MFC

Roy Zanatta             Suite 1620 - 400
                        Burrard Street           Director and Secretary of MFC     Canadian
                        Vancouver, BC  V6C 3A6

Sok Chu Kim             1071 - 59 Namhyun-Dong,  Director of Korea Liberalization
                        Gwanak-Kn, Seoul, Korea  Fund Ltd.                            Korean

Julius Mallin           256 Jarvis Street,
                        Apt. 8D, Toronto,        Retired Businessman               Canadian
                        Ontario, Canada  M5B 2J4

Oq-Hyun Chin            3,4 Floor, Kyung Am      Business Advisor, The Art
                        Bldg., 831-28            Group Architects & Engineers         Korean
                        Yeoksam-Dong, Kangnam    Ltd.
                        -Ku, Seoul, Korea

Graeme Alan Witts       8 Queensway House,
                        Queen Street, St.        Managing Director of Sanne         British
                        Helier, Jersey          Trust Company Limited
                        JE2 4WD, Channel
                        Islands

Michael Robert Edmunds  8 Queensway House,
                        Queen Street, St.       Director of Sanne Trust             British
                        Helier, Jersey          Company Limited
                        JE2 4WD, Channel
                        Islands

Simon James Scrimgeour  8 Queensway House,
                        Queen Street, St.       Corporate Director                  British
                        Helier, Jersey
                        JE2 4WD, Channel
                        Islands


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                                                         Page 5 of 7 Pages

NAME                      RESIDENCE OR                  PRINCIPAL                 CITIZENSHIHP
                        BUSINESS ADDRESS               OCCUPATION
----                    ----------------               ----------                 ------------

Geoffrey George Crill   8 Queensway House,
                        Queen Street, St.       Managing Partner, Crill             British
                        Helier, Jersey          Canavan Solicitors & Associates
                        JE2 4WD, Channel
                        Islands

Nuno Santos Costa       8 Queensway House,
                        Queen Street, St.       Litigation Partner, Crill           British
                        Helier, Jersey          Canavan Solicitors & Associates
                        JE2 4WD, Channel
                        Islands

Helen Sarah Witts       8 Queensway House,
                        Queen Street, St.       Senior Trust Officer of Sanne       British
                        Helier, Jersey          Trust Company Limited
                        JE2 4WD, Channel
                        Islands

During the last five years, neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Sutton Park have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as
Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Sutton Park has paid an aggregate of approximately CDN $89,244.80 or approximately CDN $0.29 per share for 308,350 shares of common stock of Drummond. The purchase price was paid from Sutton Park's cash reserves.

ITEM 4.     PURPOSE OF TRANSACTION.

Sutton Park has acquired the shares of Drummond for investment purposes. At this time, neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have the intention of acquiring additional shares of Drummond, although MFC and Sutton Park reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated October 30, 1998 filed by MFC and Constable Investments Ltd. ("Constable"), on October 23, 1998 Constable acquired 65,000 shares of common


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                                                         Page 6 of 7 Pages

stock of Drummond for approximately $0.13 per share for an aggregate purchase price of approximately $8,354. As a result, Constable beneficially owned, and had the shared power with MFC to direct the vote and disposition of, 308,350 shares of common stock of Drummond, which represented approximately 11.3% of Drummond's issued and outstanding shares of common stock. Effective July 1, 2000, Sutton Park acquired all of the shares of common stock of Drummond held by Constable for approximately $0.29 (CDN) per share for an aggregate purchase price of approximately $89,245 (CDN). MFC beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 308,350 shares of common stock of Drummond with Sutton Park and 940,900 shares of common stock of Drummond with Ballinger Corporation, and has the sole power to direct the vote and disposition of 95,000 shares of common stock of Drummond, representing approximately 49.4% of Drummond's issued and outstanding shares of common stock.

To the knowledge of MFC and Sutton Park, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Drummond, nor did they, MFC or Sutton Park effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number             Description
     --------------             -----------

           1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Limited dated October 24, 2000.


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                                                         Page 7 of 7 Pages


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 October 24, 2000
                                         ---------------------------------
                                                      (Date)

                                                  MFC BANCORP LTD.

                                           By:   /s/ Michael J. Smith
                                         ---------------------------------
                                                    (Signature)

                                             Michael J. Smith, President
                                         ---------------------------------
                                                  (Name and Title)

                                                 October 24, 2000
                                         ---------------------------------
                                                      (Date)

                                         SUTTON PARK INTERNATIONAL LIMITED

                                           By:   /s/ Michael J. Smith
                                         ---------------------------------
                                                    (Signature)

                                             Michael J. Smith, Director
                                         ---------------------------------
                                                  (Name and Title)

                               EXHIBIT INDEX

      Exhibit Number        Description
      --------------        -----------

            1 Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park International Limited dated October 24, 2000.